AB
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

SECURITIES [illegible]
Wa[illegible]

09041785

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deltec Asset Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio + Associates LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DELTEC ASSET MANAGEMENT LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2009

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents		$ 955,159
Restricted cash equivalents		751,013
Securities owned, at market value		2,680,104
Receivable from clearing broker		8,086,880
Accrued management fees and other receivables		862,713
Deposit with clearing broker		250,000
Investment in and advance to non-controlling affiliated partnerships		799,742
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $81,493		1,220,520
Other assets		202,372
Consolidated affiliated partnerships:		
Securities owned, at market value	$ 62,216,721	
Investment in master fund entity	27,818,286	
Receivable from master fund entity	3,361,220	
Receivable from clearing broker	23,286,673	
Accrued interest and dividends receivable	1,510,012	118,192,912
TOTAL ASSETS		$ 134,001,415

LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities		$ 1,237,274
Notes payable		246,695
Consolidated affiliated partnerships:		
Securities sold, but not yet purchased, at market value	$ 685,350	
Accounts payable and accrued liabilities	187,957	
Advance partner payable	1,000,000	
Payable to withdrawing partners	8,650,043	10,523,350
Total liabilities		12,007,319
MINORITY INTERESTS IN CONSOLIDATED AFFILIATED PARTNERSHIPS		105,259,818
MEMBERS' EQUITY		16,734,278
TOTAL LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY		$ 134,001,415

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, was formed on February 1, 2000 to acquire the assets and business of Deltec Asset Management Corporation ("DAMC"), a securities broker - dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

On September 29, 2000, DAMC merged with and into the Company. The Company accounted for the merger as a purchase transaction and recorded the difference between the purchase consideration and the estimated fair value of the net assets acquired as excess of fair value of net assets acquired over cost, to be recognized as the underlying assets were disposed of and/or amortized. At December 31, 2008 the excess of fair value of net assets acquired over cost has been fully amortized. Prior to the merger, the Company's operations were limited to organizational activities.

All references to the Company in the accompanying consolidated statement of financial condition include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners, LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with original maturities when purchased of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The investment in non-controlling affiliated partnerships is carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

No provision has been made for federal or state income taxes in the accompanying consolidated statement of financial condition as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

Financial Accounting Standards Board ("FASB") Interpretation 46, "Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements," to variable interest entities ("VIE"), ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries, ("SFAS 94") should be applied. As required by SFAS 94, the Company has adopted these provisions by consolidating the operating companies in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Significant influence generally is deemed to exist when a company owns 20% to 50% of the voting equity of an operating entity.

Minority interests in the accompanying consolidated statement of financial condition represent the minority owners' share of the equity of the consolidated affiliated partnerships.

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), which governs the application of generally accepted accounting principles that require fair value measurements of the Company's assets. Fair value is an estimate of the price the Company would receive upon selling a security in a timely transaction to an independent buyer in the principal or most advantageous market of the security. FAS 157 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset based on the best information available in the circumstances.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

For Level 3 valuation techniques, the Company uses unobservable inputs that reflect assumptions market participants would be expected to use in pricing the asset. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and are developed based on the best information available under the circumstances. In developing unobservable inputs, market participant assumptions are used if they are reasonably available without undue cost and effort. The Company determines fair value of its investments in affiliated partnerships by reference to each partnership's reported net asset value which is considered a Level 3 input.

The following is a summary of the inputs used to value the Company's securities owned and investments in affiliated partnerships as of December 31, 2008:

Valuation inputs	Securities owned	Investments in affiliated partnerships
Level 1 – Quoted Prices	$ 1,825,772	$ -
Level 2 – Other Significant Observable Inputs	854,332	-
Level 3 – Significant Unobservable Inputs	-	2,776,409
Balances as of December 31, 2008	$ 2,680,104	$ 2,776,409

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Securities owned	Investments in affiliated partnerships
Balance as of December 31, 2007	$ -	$ 6,546,563
Realized gain	14,738	-
Change in unrealized gain (loss)	7,650	(1,541,068)
Net purchases (sales)	(22,388)	(2,229,086)
Balances as of December 31, 2008	$ -	$ 2,776,409

4. CONSOLIDATION OF AFFILIATED PARTNERSHIPS

In January 2003, the FASB issued FIN 46, which addressed the application of ARB 51. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interest"). FIN 46 generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that is the primary beneficiary.

An entity is classified as a VIE if (a) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or (b) its equity investors lack (i) the direct or indirect ability to make decisions about an entity's activities through voting rights or absorb the expected losses of an entity if they occur or (ii) the right to receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of the primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss and may include fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities.

In December 2003, FIN 46R was issued which defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of SFAS 94 should be applied. As required by SFAS 94, the Company has adopted provisions by consolidating the operating companies in which the Company has a controlling financial interest. The consolidation of these partnerships does not impact the Company's equity or net income. The Company has general partner liability with respect to its interest in each of the consolidated affiliated partnerships. The Company limits this liability through indemnification clauses in the operating agreements of each consolidated affiliated partnership. In addition, the Company is also a limited partner in one of these consolidated affiliated limited partnerships.

The significant elimination entries between the Company and the affiliated partnerships dealt with corresponding investments in consolidated affiliated partnerships and general partners' capital and the investment advisory fee receivables and payables that the Company and the affiliated partnerships have on their respective books and records.

The net equity in the consolidated affiliated partnerships owned by the Company is as follows:

Deltec Total Return Bond Fund, L.P.	$1,090,648
Deltec Forum Fund, L.P.	242,914
Deltec Latin America Partners, L.P.	236,324
Deltec Recovery Fund, L.P.	208,322
Deltec Emerging Market Equities, L.P.	198,460
Total net equity in consolidated affiliated partnerships	$1,976,668

These net equity balances represent both the Company's general partner and limited partner capital accounts in the respective affiliated partnerships.

5. NON-CONTROLLING AFFILIATED PARTNERSHIP

Deltec Partners, LLC is a member of Squam Ventures, L.L.C. which is the general partner of Deltec Special Situations Partners, L.P. Deltec Partners, LLC does not own any controlling interest in Squam Ventures, L.L.C. The fair value of Deltec Partners, LLC's interest in this entity was $246,650 at December 31, 2008.

In addition, the Company is also a limited partner of Deltec Special Situation Partners, L.P. At December 31, 2008, the fair value of the Company's limited partnership interest in this entity was $553,092.

6. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

7. SECURITY POSITIONS

Security positions, at fair value, are as follow:

Fixed income obligations	$ 319,876
Equity securities	2,360,228
	$ 2,680,104

Fixed income obligations include unregistered foreign debt securities valued at $60,301. Such securities may only be sold under an exemption from registration.

8. EMPLOYEE 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the commencement of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company matches employee contributions up to a maximum of 2% of annual base compensation up to $230,000, and also contributes 3% of annual base compensation up to $230,000 for all employees who have attained age twenty-one and have completed one year of service. In addition, at its sole discretion, the Company may make an annual profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's 3% contribution. Employer matching and discretionary profit sharing contributions vest 100% over a five-year period.

9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable lease expiring in 2018. Future minimum rental payments required under this lease agreement are approximately as follows:

2009	$ 1,502,000
2010	1,502,000
2011	1,502,000
2012	1,502,000
Thereafter	8,657,000
	$14,665,000

The lease includes provisions for escalation.

The Company has a standby letter of credit outstanding totaling $794,000 which is fully collateralized by cash and cash equivalents. The beneficiary of the letter of credit is the lessor of the office premises. The Company's obligation to maintain this letter of credit continues through the August 31, 2018 expiration date of the lease.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2008, the Company had net capital of $9,768,180 which exceeded the minimum net capital requirement by $9,518,180.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

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